UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934

(Amendment No. 17)*

AFFINITY GAMING
 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

Not Applicable
 (CUSIP Number)

Martin J. Auerbach, Esq.
c/o Z Capital Partners, L.L.C.
Two Conway Park
150 Field Drive, Suite 300
Lake Forest, IL 60045
(847) 235-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,024,436.40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,024,436.40
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,024,436.40
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.5%
14.	Type of Reporting Person: IA, OO (Delaware limited liability company)

SCHEDULE 13D

Page 3 of 9 Pages

1.	Names of Reporting Persons. ZENNI HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,024,436.40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,024,436.40
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,024,436.40
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.5%
14.	Type of Reporting Person: OO (Delaware limited liability company)

SCHEDULE 13D

Page 4 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,450,677.23
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,450,677.23
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,450,677.23
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 26.8%
14.	Type of Reporting Person: PN

SCHEDULE 13D

Page 5 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,573,759.17
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,573,759.17
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,573,759.17
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person: PN

SCHEDULE 13D

Page 6 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,573,759.17
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,573,759.17
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,573,759.17
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person: OO (Delaware limited liability company)

SCHEDULE 13D

Page 7 of 9 Pages

1.	Names of Reporting Persons. JAMES J. ZENNI, JR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,024,436.40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,024,436.40
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,024,436.40
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.5%
14.	Type of Reporting Person: IN

SCHEDULE 13D

Page 8 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”) by each of the following (each a “Reporting Person” and together, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations GP, L.P. (“Special GP”); Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

                                On April 3, 2015, Z Capital delivered a letter (the “April 3 Letter”) to the board of directors (the “Board”) of the Issuer in which, among other things, Z Capital and its affiliated funds submitted a proposal to acquire all of the outstanding common shares of the Issuer that are not already owned by Z Capital.  Z Capital is prepared to offer a purchase price of $ 9.75 per share in cash for all of the outstanding common shares of the Issuer not already owned by Z Capital. The purchase price is subject to the satisfactory completion of limited confirmatory due diligence and the negotiation and execution of definitive documentation containing customary terms and conditions.  The April 3 Letter is intended to serve solely as an indication of interest and does not constitute a binding offer on the part of Z Capital to submit a definitive agreement at any time.  Moreover, Z Capital’s obligation with respect to the proposed acquisition of the Issuer would exist only upon the negotiation, execution and delivery of mutually acceptable definitive agreements and the receipt of all required regulatory approvals.  The description and summary of the April 3 Letter in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the April 3 Letter, which is included as Exhibit 99.16 to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Amendment No. 17 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D, filed on March 15, 2013)

Exhibit 99.16:	Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, dated April 3, 2015

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

ZENNI HOLDINGS LLC

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By:	Z Capital Special Situations UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

JAMES J. ZENNI, JR.
/s/ James J. Zenni, Jr.

April 3, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).